UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-224459

Seadrill Limited*

(Exact name of registrant as specified in its charter)

Par-law-Ville Place, 4th Floor

14 Par-law-Ville Road

Hamilton HM 08 Bermuda

Telephone: +1 (441) 295-9500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, $0.10 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

*

Effective February 12, 2021, Seadrill Limited (“Old Seadrill”) commenced dissolution proceedings in Bermuda in accordance with the Second Amended Joint Chapter 11 Plan of Reorganization of Old Seadrill and its Debtor Affiliates (as modified, the “Plan”) conditioned on the effectiveness of the Plan. Pursuant to Chapter 11 of the Bankruptcy Code, Seadrill 2021 Limited, which has been renamed Seadrill Limited (“Reorganized Seadrill”), issued certain of its New Seadrill Common Shares (as defined in the Plan) to holders of existing shares of Old Seadrill, and became the ultimate parent company of Old Seadrill’s subsidiaries (collectively, the “Reorganization”). The Reorganization constitutes a succession for purposes of Rule 15d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Old Seadrill under the Exchange Act, and does not affect the reporting obligations of Reorganized Seadrill, which is the successor to Old Seadrill under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Seadrill Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 23, 2022	SEADRILL LIMITED

	By:	/s/ Stuart Jackson
		Name:	Stuart Jackson
		Title:	Chief Executive Officer of Seadrill
Management Ltd. (Principal Executive
Officer of Seadrill Limited)